SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)
TERREMARK WORLDWIDE, INC.

(Name of Subject Company)
TERREMARK WORLDWIDE, INC.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
881448203

(CUSIP Number of Class of Securities)
Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies of communications to:

Jaret L. Davis, Esq.	Clifford E. Neimeth, Esq.	Clifford E. Neimeth, Esq.
Greenberg Traurig, P.A.	Greenberg Traurig, LLP	2375 East Camelback Road
333 Avenue of the Americas	MetLife Building	Suite 700
Miami, Florida 33131	200 Park Avenue	Phoenix, AZ 85016
(305) 579-0500	New York, NY 10166	(602) 445-8000
(212) 801-9200
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On January 31, 2011, at the North American Network Operators’ Group “NANOG51” conference in Miami, Florida, Terremark Worldwide, Inc. (“Terremark”) presented the slide set forth below. The following presentation slide may be deemed to be solicitation material in respect of the proposed acquisition of Terremark by Verizon Communications Inc. (“Verizon”).
     Additional Information and Where to Find It
     The tender offer in respect of the proposed acquisition of Terremark by Verizon has not yet commenced, and the presentation slide filed herewith is not an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Verizon will cause a new subsidiary, Verizon Holdings Inc., to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Terremark stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Terremark with the SEC because they will contain important information about the proposed transaction. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents once they become available may be obtained free of charge by directing a request to Verizon at 212-395-1525. A copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Terremark by contacting Terremark’s Investor Relations at 305-860-7822 or hblankenbaker@terremark.com.
     This communication may be deemed to be solicitation material in respect of the proposed acquisition of Terremark by Verizon. In connection with the proposed acquisition, Terremark intends to file relevant materials with the SEC, including Terremark’s proxy statement in preliminary and definitive form. Terremark stockholders are strongly advised to read all relevant documents filed with the SEC, including Terremark’s definitive proxy statement, because they will contain important information about the proposed transaction. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, documents will also be available for free from Terremark by contacting Terremark’s Investor Relations at 305-860-7822 or hblankenbaker@terremark.com.
     Participants in Solicitation
     Verizon and its directors and executive officers, and Terremark and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Terremark common stock in respect of the proposed transaction. Information about the directors and executive officers of Verizon is set forth in the proxy statement for Verizon’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2010. Information about the directors and executive officers of Terremark is set forth in the proxy statement for Terremark’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on June 17, 2010. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement regarding the acquisition when it becomes available.
     Cautionary Statement Regarding Forward-Looking Statements
     Certain statements in this communication regarding the proposed transaction between Verizon and Terremark, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Verizon’s and Terremark’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 (collectively, forward-looking statements). Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-

looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the timing for satisfying the conditions to the completion of the transaction, including the receipt of Terremark stockholder approval and the regulatory approvals required for the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Terremark’s operations into those of Verizon or that such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Terremark may be difficult; and the other factors described in Verizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in its most recent quarterly report filed with the SEC, and Terremark’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and in its most recent quarterly report filed with the SEC. Verizon and Terremark assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Verizon Acquisition Verizon is acquiring Terremark for $1.4 billion in cash and assuming all outstanding debt Terremark will still be Terremark and will be operated as a wholly owned subsidiary of Verizon with existing management staying in place We will maintain our carrier neutrality in all Terremark operated facilities Verizon will fund rapid expansions at all existing Terremark facilities with Terremark eventually taking over operations at some existing Verizon facilities Terremark will remain headquartered in Miami